May 15, 2019

Dean Freeman
Chief Financial Officer
GCP Applied Technologies Inc.
62 Whittemore Avenue
Cambridge, MA 02140-1623

       Re: GCP Applied Technologies Inc.
           Form 10-K for Fiscal Year Ended December 21, 2018
           Filed February 27, 2019
           File No. 001-137533

Dear Mr. Freeman:

       We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of
Manufacturing and
                                                          Construction